# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nomadar Corp., CIK 0001994214
CUSIP: 65531Y106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5015 Highway 59 N, Marshall, Texas (TX), 75670
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001493152-26-008715
Filed by CIK 0002099083
Persons authorized to receive notices and communications: Zachary Weiss, Dentons US LLP,, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-398-5792

## Reporting persons
- Sport City Cadiz S.L. (CIK 0002099083): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,598,557; sole dispositive power 0; shared dispositive power 8,598,557; aggregate amount beneficially owned 8,598,557 (60.23% of the class)
  Comment: Based on 14,275,900 shares of Class A common stock, par value $0.000001 per share (the "Common Stock") of Nomadar Corp, a Delaware corporation (the "Issuer") outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2026.
- Cadiz CF (CIK 0002104122): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,598,557; sole dispositive power 0; shared dispositive power 8,598,557; aggregate amount beneficially owned 8,598,557 (60.23% of the class)
  Comment: Based on 14,275,900 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Commission on March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Nomadar Corp.
Address of issuer's principal executive offices: 5015 Highway 59 N, Marshall, Texas (TX), 75670

## Item 2. Identity and Background
Name of person filing: (i) Sport City Cadiz S.L. ("Sportech"). Sportech is the majority stockholder of the Issuer. Sportech is a wholly-owned subsidiary of Cadiz Club de Futbol, S.A.D., a Spanish professional soccer club based in Cadiz, Andalusia ("Cadiz CF") that competes in Campeonato Nacional de Liga de Segunda Division, better known as the Segunda Division ("Segunda Division") of Liga Nacional de Futbol Profesional, better known as La Liga ("La Liga"). (ii) Cadiz CF. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: (i) Sportech: C/ Portugal, 2. Pol. Ind. El Trocadero, Puerto Real, 11519 (Cadiz - Spain) (ii) Cadiz CF: Plaza de Madrid, s/n, Cadiz, 11010 (Cadiz - Spain)
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover page for each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(i) Sportech: Between August 2023 and March 2024, the Issuer issued Sportech an aggregate of 6,972,578 shares of common stock, at a price of $0.01 per share, after taking into account the Issuer's 1-for-2 reverse stock split and permitted transfers from Sportech to certain individuals. On November 20, 2025, the Issuer issued Sportech 260,433 shares of common stock, pursuant to a capital contribution agreement dated November 1, 2024, as amended June 12, 2025, by and between the Issuer and Sportech (the "Contribution Agreement"), at a price of $8.68 per share. Additionally, on February 26, 2026, the Issuer issued Sportech 415,935 shares of common stock pursuant to the Contribution Agreement, at a price of $4.66 per share. Between October 31, 2025 and March 13, 2026, Sportech purchased an aggregate of 199,611 shares of common stock on the open market at prices ranging from $3.43 to $18.57.

(ii) Cadiz CF: On June 12, 2025, the Issuer issued Cadiz CF 750,000 shares of common stock in connection with the entry into an assignment agreement at a stated value of $10.00 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes. The Reporting Persons intend to evaluate such investments in the Issuer and their options with respect to such investments on an ongoing basis. The Reporting Persons may acquire additional shares of common stock and/or other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time. From time to time, the Reporting Persons may engage in discussions with the Issuer's Board of Directors and/or members of the Issuer's management team concerning, without limitation, the business, operations, capital structure, governance, management and strategy of the Issuer, potential business combinations and strategic alternatives, and other matters concerning the Issuer. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D. Rafael Contreras, the Chief Executive Officer and Co-Chair of the Board of Directors of the Issuer, is Executive Vice President of Cadiz CF. Manuel Vizcaino, Co-Chair of the Board of Directors of the Issuer, is the President of Cadiz CF.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are based on 14,275,900 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Commission on March 31, 2026. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the shares of common stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information regarding the capital contribution agreement and the assignment agreement in Item 3 is incorporated by reference into this Item 6. The information included in Item 7 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons, dated January 26, 2026 (incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on March 3, 2026).

Exhibit 99.2: Binding Capital Contribution Agreement / Carta de Compromiso de Contribucion de Capital, between Sport City Cadiz, S.L. and Nomadar Corp., dated November 1, 2024 (incorporated herein by reference to Exhibit 99.2 to Schedule 13D filed by the Reporting Persons on March 3, 2026).

Exhibit 99.3: Addendum to Binding Capital Contribution Agreement / Carta de Compromiso de Contribucion de Capital, between Sport City Cadiz, S.L. and Nomadar Corp., dated June 12, 2025 (incorporated herein by reference to Exhibit 99.3 to Schedule 13D filed by the Reporting Persons on March 3, 2026).

Exhibit 99.4: Assignment Agreement by and among Nomadar Corp., Cadiz CF S.A.D, and Sport City Cadiz S.L., dated June 12, 2025 (incorporated herein by reference to Exhibit 99.4 to Schedule 13D filed by the Reporting Persons on March 3, 2026).

## Signatures
- Sport City Cadiz S.L.: /s/ Manuel Ignacio Diaz Charlo, Manuel Ignacio Diaz Charlo, General Manager (04/27/2026)
- Cadiz CF: /s/ Manuel Vizcaino Fernandez, Manuel Vizcaino Fernandez, President (04/27/2026)